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                                                             SEC File #333-63305
                                                                       333-75623

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)    /x/

                     U.S. BANK TRUST NATIONAL ASSOCIATION
               (Exact name of Trustee as specified in its charter)

         United States National Bank                    41-0257700
      (Jurisdiction of incorporation or              (I.R.S. Employer
   organization if not a U.S. national bank)        Identification No.)

           U.S. Bank Trust Center
            180 East Fifth Street
             St. Paul, Minnesota                            55101
  (Address of Principal Executive Offices)               (Zip Code)


         Green Tree Home Improvement and Home Equity Loan Trust 1999-B
              (Exact name of obligor as specified in its charter)


                 Delaware
         (State of incorporation)                       (I.R.S. Employer
                                                       Identification No.)

        C/O Wilmington Trust Company
             Rodney Square North
          1100 North Market Street
               Wilmington, DE                              19890-0001
  (Address of Principal Executive Offices)                 (Zip Code)

                                Loan-Backed Notes
                      (Title of the Indenture Securities)

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                                     GENERAL

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1.   General Information Furnish the following information as to the Trustee.

     (a) Name and address of each examining or supervising authority to which it is subject.

               Comptroller of the Currency Washington, D.C.

     (b)  Whether it is authorized to exercise corporate trust powers.

               Yes

2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS If the obligor or any underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.

               None

     See Note following Item 16.

     Items 3-15 are not applicable because to the best of the Trustee's knowledge of the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

16. LIST OF EXHIBITS List below all exhibits filed as a part of this statement of eligibility and qualification.

     1.   Copy of Articles of Association.*

     2.   Copy of Certificate of Authority to Commence Business.*

     3. Authorization of the Trustee to exercise corporate trust powers (included in Exhibits 1 and 2; no separate instrument).*

     4.   Copy of existing By-Laws.*

     5.   Copy of each Indenture referred to in Item 4. N/A.

     6.   The consents of the Trustee required by Section 321(b) of the Act.

     7. Copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority incorporated by reference to File Number 333-70709.

*Incorporated by reference to File Number 22-27000.
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                                      NOTE

     The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligor within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939. The Trustee, U.S. Trust Bank National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the 25th day of June 1999.

                                       U.S. BANK TRUST NATIONAL ASSOCIATION

                                       /s/ Laurie A. Howard
                                       ---------------------------------------
                                       Laurie A. Howard
                                       Vice President


/s/ Harry H. Hall Jr.
---------------------------------
Harry H. Hall Jr.
Assistant Secretary